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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                              1-800-ATTORNEY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68231A-20-4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Rubin Investment Group, Inc.
                                405 Lexington Ave
                              New York, NY  10174
                                 (212) 599-3483
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2002
-------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.                                                              [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

CUSIP No. 68231A-20-4

================================================================================

  1    Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Rubin Investment Group, Inc. Tax ID No. 22-3409835

-----  -------------------------------------------------------------------------

  2    Check the Appropriate Box if a Member of a Group(See Instructions) (a)[_]
                                                                          (b)[X]

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  3    SEC Use Only

-----  -------------------------------------------------------------------------

  4    Source of Funds (See Instructions)
       WC

-----  -------------------------------------------------------------------------

  5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)                                                          [_]

-----  -------------------------------------------------------------------------

  6    Citizenship or Place of Organization
       New York

--------------------------------------------------------------------------------

 NUMBER OF     7      SOLE VOTING POWER

  SHARES              242,616
             -----    ----------------------------------------------------------
BENEFICIALLY   8      SHARED VOTING POWER

 OWNED BY             52,665
             -----    ----------------------------------------------------------
   EACH        9      SOLE DISPOSITIVE POWER

 REPORTING            242,616
             -----    ----------------------------------------------------------
  PERSON       10     SHARED DISPOSITIVE POWER

   WITH               52,665
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned by Each Reporting Person

       295,281
-----  -------------------------------------------------------------------------
  12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [_]

-----  -------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)

       30.9%
-----  -------------------------------------------------------------------------
  14   Type of Reporting Person (See Instructions)

       CO
================================================================================

Item 1.  Security and Issuer

The name of the issuer is 1-800-ATTORNEY, Inc., a Florida corporation (the "Issuer"). The principal executive office address is 186 Attorneys.com Court, Lake Helen, Florida 32744. This Schedule 13D amendment relates to the Issuer's common stock, no par value (the "Shares").

Item 2.  Identity and Background

(a-c, f) This Schedule 13D amendment is being filed by Rubin Investment Group, Inc., a New York corporation, and Dan Rubin, a United States citizen, the Chairman and CEO and principal stockholder of Rubin Investment Group, Inc., both of whose business addresses are c/o Rubin Investment Group, Inc., 405 Lexington Avenue, 50th Floor, New York, NY 10174.

          (d) None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         A. As of the date hereof, Dan Rubin may be deemed to beneficially own 52,665 shares. Mr. Rubin may be deemed also to beneficially own 242,616 shares which are held in the account of Rubin Investment Group, Inc., an entity of which Mr. Rubin is the controlling shareholder. The funds for the purchase of the shares held by Dan Rubin were his funds and the funds for the purchase of the shares held by Rubin Investment Group, Inc. came from that corporation's funds; however, Mr. Rubin and his company regularly exchange funds.

The total cost of the shares purchased by Mr. Rubin personally is $180,456.62. The total costs of the shares purchased by Rubin Investment Group, Inc. is $493,383.52. The aggregate cost of the shares Mr. Rubin is deemed to beneficially own is $673,840.14.

No borrowed funds were used to purchase the shares.

Item 4.  Purpose of Transaction

         (a) The Shares beneficially owned by the Reporting Person were acquired for investment purposes on behalf of Mr. Rubin and Rubin Investment Group, Inc. The acquisition of the shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be.

             Rubin Investment Group, Inc. has also entered into a Subscription Agreement and Common Stock Purchase Agreement with the issuer to purchase an additional 3,213,535 shares. Such purchase is subject to approval of the Issuer's shareholders. The Issuer has scheduled a Special Meeting of its shareholders on December 18, 2002 to vote on the proposed sale of 3,213,535 shares to Rubin Investment Group, Inc.

         (d) Mr. Dan Rubin has been appointed to the Issuer's Board of Directors and has been elected as the Chief Executive Officer of the Issuer.

  (e and g)  The Issuer has proposed an increase in its authorized common stock from 1,875,000 shares to 10,000,000 shares. The Amendment to the Issuer's Articles of Incorporation to perfect this change is subject to the approval of the Issuer's shareholders. A vote on that proposed change is scheduled for the same shareholders meeting on December 18, 2002 at which the shareholders will vote on the proposed sale of 3,213,535 shares to Rubin Investment Group, Inc.



         (j) Although he has no current plans to do so, the Reporting Person as a member of the Issuer's board of directors may also engage in:

               (1) The acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

               (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

               (3) a sale or transfer of a material amount of assets of the Issuer;

               (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (5) any material change in the present capitalization or dividend policy of the Issuer;

               (6) any other material change in the Issuer's business or corporate structure;

               (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

               (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                    Section 12(g)(4) of the Act; and/or

               (10) any action similar to those enumerated above.

               Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer

        For Dan Rubin:

        (a) As of the date hereof, Mr. Rubin may be deemed to be the beneficial owner of 295,281 Shares, constituting 30.9% of the 955,268 shares outstanding as of November 26, 2002, according to the Issuer's records.

        (b) As of the date hereof, Mr. Rubin may be deemed to have the sole power to vote or to direct the vote of the 52,665 Shares, and may be deemed to have the shared power to vote or to direct the vote of 295,281 Shares.

        (c) The trading dates, number of shares purchased and the price per share for all transactions in the Shares that may be deemed to be beneficially owned by Mr. Rubin and Rubin Investment Group, Inc.'s during the past sixty (60) days are set forth in Schedule B.

             The 295,281 Shares were acquired for investment purposes.

        For Rubin Investment Group, Inc.

        (a) As of the date herof, Rubin Investment Group may be deemed to be the beneficial owner of 242,616 Shares, constituting 25.4% of the 955,268 Shares outstanding as of November 26, 2002, according to the Issuer's records.

        (b) As of the date hereof, Rubin Investment Group may be deemed to have the sole power to vote or to direct the vote of 242,616 Shares, and may be deemed to have the shared power to vote or to direct the vote of 295,281 Shares.

        (c) The trading dates, number of shares purchased and the price per share for all transactions in the Shares that may be deemed to be beneficially owned by Mr. Rubin and Rubin Investment Group, Inc. during the past sixty (60) days are set forth in Schedule B.

             The 295,281 Shares were acquired for investment purposes.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Agreement to purchase 3,213,535 shares by Rubin Investment Group, Inc., the Reporting Person does not have any contract, arrangement, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A          Agreement
Exhibit B          Trading Transactions in the Shares in the past 60 days

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  November 26, 2002
                                                  ----------------
                                                       (Date)

                                                  /s/ Dan Rubin
                                                  -----------------------
                                                  Dan Rubin

                                                  Rubin Investment Group, Inc.

                                                  /s/ Dan Rubin
                                                  ----------------------------
                                                  By: Dan Rubin,
                                                      Chairman and CEO


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                      Exhibit A
                                                                      ---------

                                    AGREEMENT

     The undersigned agree that this Schedule 13D, Amendment 1, dated November 26, 2002 relating to the Common Stock, no par value of 1-800-ATTORNEY, INC.
(ATTY) shall be filed on behalf of the undersigned.


                                                  November 26, 2002
                                                  ----------------
                                                       (Date)

                                                  /s/ Dan Rubin
                                                  -----------------------
                                                  Dan Rubin

                                                  Rubin Investment Group, Inc.

                                                  /s/ Dan Rubin
                                                  ----------------------------
                                                  By: Dan Rubin,
                                                      Chairman and CEO

                                                                      Exhibit B
                                                                      ---------

                           Transactions in the Shares
                           In the Last Sixty (60) Days



                             Open Market Transactions
Transaction                                TOTAL                       TOTAL
   Date       Quantity       Price        w/o FEE         FEE          w/FEE       Ownership
----------------------------------------------------------------------------------------------------
10/23/2002        3,900    $ 0.55000   $    2,145.00     $ 10.99   $    2,155.99  Rubin Investment
                                                                                  Group, Inc.("RIG")

10/24/2002          361    $ 0.79000   $      285.19     $ 10.99   $      296.18  RIG

10/24/2002          950    $ 0.80000   $      760.00     $ 10.99   $      770.99  Dan Rubin ("DR")

10/24/2002          799    $ 0.80000   $      100.00     $ 10.99   $      639.20  DR

10/24/2002          100    $ 0.87000   $       87.00     $ 10.99   $       97.99  DR

10/24/2002          100    $ 0.90000   $       90.00     $   -     $       90.00  DR

10/24/2002        1,001    $ 0.98000   $      980.98     $ 10.99   $      991.97  DR
               --------               ------------------------------------------
10/24/2002        3,311    $ 0.86      $    2,842.37     $ 54.95   $    2,897.32
                           Avg price


10/25/2002        1,050    $ 1.30000   $    1,365.00     $ 10.99   $    1,375.99  DR

10/25/2002          900    $ 1.30000   $    1,170.00     $ 10.99   $    1,180.99  DR

10/25/2002          300    $ 1.30000   $      390.00     $ 10.99   $      400.99  DR

10/25/2002          500    $ 1.30000   $      650.00     $   -     $      650.00  DR

10/25/2002        4,500    $ 1.30000   $    5,850.00     $ 10.99   $    5,860.99  DR

10/25/2002          500    $ 1.30000   $      650.00     $   -     $      650.00  DR

10/25/2002          500    $ 1.31000   $      655.00     $   -     $      655.00  DR

10/25/2002        1,000    $ 1.32000   $    1,320.00     $ 10.99   $    1,330.99  DR

10/25/2002        1,000    $ 1.32000   $    1,320.00     $   -     $    1,320.00  DR
               --------                -----------------------------------------
10/25/2002       10,250    $ 1.30      $   13,370.00     $ 54.95   $   13,424.95
                           Avg Price

10/28/2002       2,000     $ 1.30000   $    2,600.00     $ 10.99   $    2,610.99  DR

10/28/2002       2,000     $ 1.32000   $    2,640.00     $ 10.99   $    2,650.99  DR

10/28/2002      12,300     $ 1.30000   $   15,990.00     $ 75.00   $   16,065.00  RIG
             ---------                 -----------------------------------------
10/28/2002      16,300     $ 1.30      $   21,230.00     $ 96.98   $   21,326.98
                           Avg Price

10/29/2002       1,000     $ 1.30000   $    1,300.00     $ 10.99   $    1,310.99  DR

10/31/2002         100     $ 1.38000   $      138.00     $   -     $      138.00  DR

10/31/2002         900     $ 1.37000   $    1,233.00     $ 10.99   $    1,243.99  DR

10/31/2002         930     $ 1.38000   $    1,283.40     $ 10.99   $    1,294.39  DR

10/31/2002         900     $ 1.39000   $    1,251.00     $ 10.99   $    1,261.99  DR

10/31/2002         100     $ 1.40000   $      140.00     $   -     $      140.00  DR

10/31/2002       1,000     $ 1.40000   $    1,400.00     $ 10.99   $    1,410.99  DR

10/31/2002         745     $ 1.40000   $    1,043.00     $ 10.99   $    1,053.99  DR

10/31/2002       4,731     $ 1.46520   $    6,931.86     $ 75.00   $    7,006.86  RIG
             ---------                 -----------------------------------------
10/31/2002       9,406     $ 1.43      $   13,420.26     $129.95   $   13,550.21
                           Avg price

11/01/2002       3,000     $ 1.69130   $    5,073.90     $ 75.00   $    5,148.90  RIG

11/04/2002         900     $ 1.82000 	 $    1,638.00     $ 20.00   $    1,658.00  RIG

11/19/2002       8,000     $ 5.07000   $   40,560.00     $ 10.99   $   40,570.99  DR

11/19/2002       5,000     $ 5.08000   $   25,400.00     $ 10.99   $   25,410.99  DR

11/19/2002       1,000     $ 5.05000   $    5,050.00     $ 10.99   $    5,060.99  DR

11/19/2002         700     $ 5.08000   $    3,556.00     $ 10.99   $    3,566.99  DR

11/19/2002       3,233     $ 5.10000   $   16,488.30     $ 10.99   $   16,499.29  DR

11/19/2002       5,000     $ 5.15000   $   25,750.00     $ 10.99   $   25,760.99  DR

11/19/2002       1,300     $ 5.20000   $    6,760.00     $ 10.99   $    6,770.99  DR

11/19/2002         757     $ 5.10000   $    3,860.70     $   -     $    3,860.70  DR

11/19/2002      19,243     $ 5.10000   $   98,139.30     $ 10.99   $   98,150.29  RIG

11/19/2002      20,000     $ 5.10000   $  102,000.00     $ 10.99   $  102,010.99  RIG

11/19/2002      10,000     $ 5.07000   $   50,700.00     $ 10.99   $   50,710.99  RIG

11/19/2002       3,000     $ 5.02000   $   15,060.00     $ 10.99   $   15,070.99  RIG

11/19/2002       4,000     $ 5.17000   $   20,680.00     $ 10.99   $   20,690.99  RIG
             ---------                 -----------------------------------------
11/19/2002      81,233 	   $ 5.10      $  414,004.30     $131.88   $  414,136.18
                           Avg price

11/20/2002       2,000     $ 5.07000   $   10,140.00     $ 10.99   $   10,150.99  DR

11/20/2002       9,864     $ 5.01200   $   49,438.37     $200.00   $   49,638.37  RIG

11/20/2002      14,852     $ 4.86920   $   72,317.36     $115.00   $   72,432.36  RIG
             ---------                 -----------------------------------------
11/20/2002      26,716     $ 4.94      $  131,895.73     $325.99   $  132,221.72
                           Avg price

11/21/2002         200     $ 4.55000   $      910.00     $ 10.99   $      920.99  DR

11/21/2002         600     $ 4.55000   $    2,730.00     $ 10.99   $    2,740.99  DR

11/21/2002         100     $ 4.61000   $      461.00     $ 10.99   $      471.99  DR

11/21/2002         100     $ 4.58000   $      458.00     $ 10.99   $      468.99  DR

11/21/2002         100     $ 4.58000   $      458.00     $ 10.99   $      468.99  DR
             ---------                 -----------------------------------------
11/21/2002       1,100     $ 4.56      $    5,017.00     $ 54.95   $    5,071.95
                           Avg price

11/22/2002         500     $ 4.80000   $    2,400.00     $ 10.99   $    2,410.99  DR

11/22/2002         100     $ 4.81500   $      481.50     $ 10.99   $      492.49  DR

11/22/2002         100     $ 4.98000   $      498.00     $ 10.99   $      508.99  DR
             ---------                 -----------------------------------------
11/22/2002         700     $ 4.83      $    3,379.50     $ 32.97   $    3,412.47
                           Avg price

11/25/2002         100     $ 5.02000   $      502.00     $ 10.99   $      512.99  DR

11/25/2002         100     $ 5.02000   $      502.00     $ 10.99   $      512.99  DR

11/25/2002         100     $ 5.02000   $      502.00     $ 10.99   $      512.99  DR

11/25/2002         100     $ 5.02000   $      502.00     $ 10.99   $      512.99  DR

11/25/2002         300     $ 5.02000   $    1,506.00     $ 10.99   $    1,516.99  DR

11/25/2002         100     $ 5.03000   $      503.00     $ 10.99   $      513.99  DR

11/25/2002         100     $ 5.08000   $      508.00     $ 10.99   $      518.99  DR

11/25/2002         100     $ 5.09000   $      509.00     $ 10.99   $      519.99  DR
             ---------                 -----------------------------------------
11/25/2002       1,000     $ 5.03      $    5,034.00     $ 87.92   $    5,121.92
                           Avg price
--------------------------------------------------------------------------------
All open
market
transactions    158,816     $ 3.91      $  620,350.06    $1,087.52  $  621,437.58
                           Avg price


                                   Private Transactions
Transaction                                TOTAL                       TOTAL
   Date       Quantity       Price        w/o FEE         FEE          w/FEE       Ownership
----------------------------------------------------------------------------------------------------
Private
trans-
action
on
10/21/02     136,465       $0.38400    $ 52,402.56      $  --	      $ 52,402.56

                                          Summary
Transaction                                TOTAL                       TOTAL
   Date       Quantity       Price        w/o FEE         FEE          w/FEE       Ownership
----------------------------------------------------------------------------------------------------
All
open
market
and
private
trans-       -------                  -----------------------------------------
actions      295,291      $   2.28    $ 672,752.62      $ 1,087.52  $673,840.14
                          Avg price